QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.
1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.
April 6, 2005
	By:	/s/ SYLVAIN AUBRY Sylvain Aubry Corporate Secretary

PRESS RELEASE

Couche-Tard Acquires 10 Stores in the Midwest (U.S.)

ATD.MV.A, ATD.SV.B / TSX

        Laval, April 6, 2005 — Alimentation Couche-Tard Inc. announces that it has, through an indirect wholly-owned subsidiary, signed agreements to purchase ten stores located in the Midwest region. Should these transactions close as planned at the end of April 2005, these acquisitions would add sales of approximately US $20.5 million to Couche-Tard's revenues and contribute to its earnings on an annualized basis.

        The first purchase agreement is for five convenience stores currently operated by Thornton Oil under the Thornton banner with Thornton motor fuel, four of which are located in central Ohio and one in Southern Indiana. The second purchase agreement is for 4 stores located in central Illinois currently owned and operated by Broadus Oil under the Pit Stop banner with CITGO motor fuel. Finally, one independent store in Western Illinois selling fuel under the BP banner will be acquired. Pursuant to these transactions, Couche-Tard would buy the land and buildings for eight locations, and would lease the other two. According to Confidentiality Agreements between Couche-Tard and the Sellers, the purchase prices cannot be disclosed at this time but they will be paid by using internal cash flow.

        "Strategically, these acquisitions would be excellent complements to our current network in the Midwest and would efficiently compliment the network expansion plans of the Midwest Division. The pressure on fuel margin in the Midwest over the past few years has and will continue to create short-term opportunities for acquisition in our market. Consistent with our development strategy, we selected these ten stores based on the following criteria: prime locations, potential for growth and quality of people. Under our operation model and with the efficiency of our marketing programs, these ten sites would contribute to improve profitability of the Division. Approximately one hundred employees would be joining our team to better serve our customers and community. Subsequent to these transactions, our network in the Midwest Division would include a total of 493 stores," indicated Michel Bernard, Vice-President, Operations, Midwest Division.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the fourth largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. Couche-Tard currently operates a network of 4,796 convenience stores, 2,975 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five, which cover 23 States in the United States. Some 34,000 people are employed throughout Couche-Tard's retail convenience network and executive offices.

Source

Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
 Michel Bernard, Vice-President, Operations, Midwest Division
Tel: (812) 379-9227
 info@couche-tard.qc.ca www.couche-tard.com

The statements set forth in this press release, which describe Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. We assume no obligation as to the updating or revision of the forward-looking statements as a result of new information, future events or other changes.

QuickLinks

SIGNATURES
PRESS RELEASE